UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ARC DOCUMENT SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00191G103

(CUSIP Number)

May 13, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00191G103

(1)	Names of reporting persons Sathiyamurthy Chandramohan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) Sole voting power 4,017,552
(6) Shared voting power -0-
(7) Sole dispositive power 4,017,552
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 4,017,552
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7%
(12)	Type of reporting person (see instructions) IN

Explanatory Note:

This statement on Schedule 13G/A is filed following the transfer of shares of common stock of ARC Document Solutions, Inc., a Delaware corporation (the “Company”) previously held indirectly by Mr. Chandramohan through Micro Device, Inc. and Dieterich Post Company. Each of Micro Device, Inc. and Dieterich Post Company, of which Mr. Chandramohan owned a 56% and 47.6% interest, respectively, were dissolved for estate planning purposes, and shares of the Company representing such interest were distributed to Mr. Chandramohan’s direct holdings. Mr. Chandramohan did not receive any consideration with respect to these transactions.

Item 1(a)	Name of issuer:

ARC Document Solutions, Inc., a Delaware corporation

Item 1(b)	Address of issuer’s principal executive offices:

1981 N. Broadway, Suite 385, Walnut Creek, CA 94596

Item 2(a)	Name of person filing:

Sathiyamurthy Chandramohan

Item 2(b)	Address or principal business office or, if none, residence:

c/o ARC Document Solutions, Inc., a Delaware corporation,

1981 N. Broadway, Suite 385, Walnut Creek, CA 94596

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of class of securities:

Common Stock, $0.001 par value per share, of the Issuer (“Common Stock”)

Item 2(e)	CUSIP No.:

00191G103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is: not applicable

Item 4.	Ownership:

The percentages stated herein are based on a total of 46,313,698 shares of ARC Document Solutions, Inc. Common Stock outstanding as of May 13, 2013.

(a) Amount beneficially owned: 4,017,552 shares of Common Stock.

(b) Percent of class: 8.7%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,017,552 shares of Common Stock, of which 15,504 shares consist of vested restricted stock.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 4,017,552 shares of Common Stock, of which 15,504 shares consist of vested restricted stock.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

/s/ Sathiyamurthy Chandramohan
Sathiyamurthy Chandramohan